CUSIP No. 92556D 304 Page 1 of 12

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

FINAL AMENDMENT

Under the Securities Exchange Act of 1934

Via Renewables, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92556D 304

(CUSIP Number)

Casey Marcin

12140 Wickchester Ln., Ste 100

Houston, Texas 77079

(713) 600-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92556D 304 Page 2 of 12

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,323,329*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,323,329*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,323,329*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

*	Calculated as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 92556D 304 Page 3 of 12

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,323,329*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,323,329*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,323,329*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 92556D 304 Page 4 of 12

1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,323,329*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,323,329*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,323,329*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 92556D 304 Page 5 of 12

1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP No. 92556D 304 Page 6 of 12

1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP No. 92556D 304 Page 7 of 12

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP No. 92556D 304 Page 8 of 12

Final Amendment to Schedule 13D

This Final Amendment to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on November 17, 2016 (“Amendment No. 3”), Amendment No. 4 thereto filed on December 5, 2016 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 4, 2019 (“Amendment No. 5”), Amendment No. 6 thereto filed on July 28, 2021 (“Amendment No. 6”), Amendment No. 7 thereto filed on May 23, 2023 (“Amendment No. 7”), and Amendment No. 8 thereto filed on December 29, 2023 (“Amendment No. 8” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Via Renewables, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

This Amendment is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, LLC, a Texas limited liability company (“Parent”), (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”), and (vi) NuDevco Retail LLC, a Texas limited liability company (“NuDevco Retail”). TxEx, Parent, Electric Holdco, NuDevco Retail Holdings and NuDevco Retail are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”

Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Reporting Persons’ Schedules 13D as previously amended.

On June 13, 2024, the Issuer consummated the previously announced merger contemplated by that certain Agreement and Plan of Merger, dated as of December 29, 2023, by and among the Issuer, Parent, and NuRetailco LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”), following which William Keith Maxwell, III and his affiliates became the registered or beneficial owners of all of the issued and outstanding shares of the Surviving Corporation’s Class A Common Stock and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, “Common Stock”).

Immediately prior to the Merger, Mr. Maxwell and his affiliates owned approximately 66% of the issued and outstanding shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

This Final Amendment reflects the beneficial ownership of the Reporting Persons upon the completion of the Merger and the transactions contemplated thereby. As a result of the Merger, the Reporting Persons together beneficially own in the aggregate 3,323,329 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock, which represents 100% of the Surviving Corporation’s outstanding shares of Common Stock. Ownership of the Surviving Corporation’s shares of Common Stock is reflected in the Cover Pages to this Final Amendment.

CUSIP No. 92556D 304 Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III
W. Keith Maxwell III	6/13/2024

/s/ TxEx Energy Investments, LLC, by W. Keith Maxwell III
6/13/2024

/s/ Retailco, LLC, by W. Keith Maxwell III
6/13/2024

/s/ Electric Holdco, LLC, by W. Keith Maxwell III
6/13/2024

/s/ NuDevco Retail Holdings, LLC, by W. Keith Maxwell III
6/13/2024

/s/ NuDevco Retail, LLC, by W. Keith Maxwell III
6/13/2024

CUSIP No. 92556D 304 Page 10 of 12

SCHEDULE I

The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	Chief Executive Officer
Retailco, LLC, a holding company (1)	Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Via Renewables, Inc., a retail energy provider (1)	Chief Executive Officer, Chairman of the Board of Directors, Director

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

CUSIP No. 92556D 304 Page 11 of 12

SCHEDULE II

Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.

TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States

Michael Tsang	President	(1)	United States

Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States

Casey Marcin	General Counsel	(1)	United States

Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States

Michael Tsang	President	(1)	United States

Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States

Casey Marcin	General Counsel	(1)	United States

Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States

Michael Tsang	President	(1)	United States

Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States

Casey Marcin	General Counsel	(1)	United States

CUSIP No. 92556D 304 Page 12 of 12

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States

Michael Tsang	President	(1)	United States

Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States

Casey Marcin	General Counsel	(1)	United States

NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States

Michael Tsang	President	(1)	United States

Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States

Casey Marcin	General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.